SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

__	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to ___________________ to ____________________

Commission File Number 001-11155

WESTMORELAND COAL COMPANY

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:
          Westmoreland Coal Company and Affiliated Companies Employees' Savings/Retirement Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
          Westmoreland Coal Company, 2 North Cascade Ave., 3rd Floor, Colorado Springs, CO 80903

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Westmoreland Coal Company and Affiliated Companies:

We have audited the accompanying statements of net assets available for distribution to participants of the Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for distribution to participants for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for distribution to participants of the Plan as of December 31, 2003 and 2002, and the change in net assets available for distribution to participants for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions, are presented for the purpose of additional analyses and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
July 8, 2004

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Statements of Net Assets Available for Distribution to Participants

December 31, 2003 and 2002

	2003	2002

Investments at fair value:
Westmoreland Common Stock Fund:
Westmoreland Common Stock	$5,564,840	2,814,267
Temporary Investment Fund	126,470	2,841

	5,691,310	2,817,108

Westmoreland Preferred Stock Fund:
Westmoreland Preferred Stock	470,592	318,510
Temporary Investment Fund	3,305	--

	473,897	318,510

Common/collective trust funds	12,624,198	8,700,061
Participant loans	713,884	535,782

Total investments	19,503,289	12,371,461

Receivables:
Participant contributions	72,654	85,297
Employer contributions	30,112	84,365

	102,766	169,662

Net assets available for distribution to participants	$19,606,055	12,541,123

See accompanying notes to financial statements.

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES'
SAVINGS/RETIREMENT PLAN

Statement of Changes in Net Assets Available for Distribution to Participants

Year ended December 31, 2003

Additions to net assets attributed to:
Company contributions	$1,197,459
Employee contributions	2,917,371
Employee rollover contributions	80,068

4,194,898
Investment income:
Interest and dividends	120,951
Net appreciation of investments, including realized and unrealized gains and losses	3,695,540

Total additions	8,011,389

Deductions from net assets attributed to:
Distributions to participants	934,799
Administrative expenses	11,658

Total deductions	946,457

Increase in net assets available for distribution to participants	7,064,932

Net assets available for distribution to participants:
Beginning of year	12,541,123

End of year	$19,606,055

See accompanying notes to financial statements.

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)    Summary of Significant Accounting Policies

(a)	Basis of Financial Statement Presentation

The Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan (the Plan) is a defined contribution plan sponsored by Westmoreland Coal Company (Westmoreland) and its affiliated companies (the Company or Employer).

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for distribution to participants and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for participant benefits during the reporting period. Actual results could differ significantly from those estimates.

(b)	Investments

Westmoreland common and preferred stocks are recorded at quoted market values.

The Temporary Investment Funds, and participant loans are valued at cost, which approximates fair value.

The Janus Adviser Balanced Account, S&P 500 Index Fund, Large Cap Value/John A. Levin & Co. Fund, Large Cap Growth/Morgan Stanley Fund, Small Cap Growth/Times Square Fund, Small Cap Value/Berger Fund, International Blend/Bank of Ireland Fund, and CIGNA Lifetime Funds are recorded at fair value based upon quoted market prices of the securities underlying the funds.

Investments in the Guaranteed Income Fund are recorded at contract value because the contracts are fully benefit-responsive. As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. The fair value of the investments in these funds is estimated to be approximately equal to the contract value at December 31, 2003. The average yield of the Guaranteed Income Fund for the year ended December 31, 2003 was 3.7%. The interest rates at December 31, 2003 and 2002 were 3.6% and 4.6%, respectively.

The Company is restricted by certain debt covenants from paying dividends on its common stock. Further payment of common stock dividends is not permitted until preferred stock dividend arrearages, discussed below, are satisfied.

The Company’s preferred stock dividends of $.053 per depositary share accumulate if not paid in full. The cumulative unpaid preferred stock dividends relating to the shares held by the Plan at December 31, 2003 and 2002 totaled $227,959 and $168,854, respectively. These amounts include the dividends accumulated on January 1, 2004 and 2003, respectively.

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for distribution to participants as net appreciation of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value. Changes in market values after the plan year end are not reflected in the accompanying financial statements.

(2)     Description of Plan

The following summary of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is administered by a retirement benefits committee, which is appointed by the chairman and CEO of the Company. Connecticut General Life Insurance Company, the trustee, has full responsibility for the control and management of the assets of the Plan. Substantially all trustee fees, administrative costs, and investment fees of the Plan are paid by the Company; however, costs of administrative expenses directly attributable to participant accounts are paid by participants.

All active, full-time employees, not subject to collective bargaining agreements unless specifically negotiated, who have completed at least three months of continuous service (500 hours of service) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

(b)	Contributions

Participants may contribute between 1% and 22% of their base compensation. The participant’s maximum contribution is limited by the Internal Revenue Code to $12,000 for the calendar year 2003. The Company matches employee contributions under the Plan as follows for each respective Employer:

Westmoreland Coal Company, Dakota Westmoreland Corporation (DWC) and Westmoreland Savage Corporation (Savage) – 50% of the employee contributions, not to exceed 3% of base compensation.

Northwestern Resources Co. (NWR) – < 5 years of service, 70% of employee contributions, not to exceed 1.4% of base compensation – 5-9 years of service, 70% of employee contributions, not to exceed 2.8% of base compensation – 10+ years of service, 70% of employee contributions, not to exceed 4.2% of base compensation.

Western Energy Company (WECO) – 100% of employee contributions, not to exceed 4% of base compensation.

(Continued)

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in annual installments over a five-, ten-, or fifteen-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(e)	Vesting

Participants are vested in the balance in their accounts, including shares and cash attributable to the Company’s contributions, except for new participants hired subsequent to the acquisitions which were effective April 30, 2001. Vesting for new participants in the Company’s contributions is based on years of continuous service. A new participant is 50% vested after one year and 100% vested after two years.

(3)     Participant Loans

Participants may request loans from the Plan, which may only be taken from participant contribution account balances. No loan may be granted in an amount less than $1,000. The maximum loan may not exceed 50% of the fair value of the participant’s account balance to a maximum of $50,000, and may be further limited by other provisions of the Internal Revenue Code. The loans are generally repayable over a maximum period of five years and the interest rate is equal to the prime rate plus 1% as of the loan application date. Loans for a primary residence may be repaid over a period of up to 20 years. Principal repaid and interest paid are credited to the participant’s accounts. A participant may have up to two loans outstanding at any one time. The interest rates on loans outstanding at December 31, 2003 and 2002 range from 5.75% to 10.50%.

(4)     Income Taxes

The Plan obtained its latest determination letter February 2, 1996, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore, is exempt from federal income taxes. The Plan has been amended since receiving this letter. However, in the opinion of the plan administrator, the Plan is being operated within the terms of the Plan and remains qualified under the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(5)    Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of plan termination, participants will become 100% vested in their accounts.

(6)    Investments

Investments representing 5% or more of net assets available for distribution to participants as of December 31, 2003 and 2002 are as follows:

	2003	2002

Westmoreland Common Stock	$5,564,840	2,814,267
Guaranteed Income Fund	2,010,386	1,876,384
Janus Adviser Balanced Account	1,230,344	881,283
S&P 500 Index Fund	2,005,806	1,407,548
Large Cap Growth/Morgan Stanley Fund	1,121,226	691,551
Small Cap Value/Berger Fund	996,087	505,373

Net appreciation of investments, including realized and unrealized gains and losses for the year ended December 31, 2003 are as follows:

Westmoreland Common Stock	$1,672,182
Westmoreland Preferred Stock	68,835
Common/collective trust funds	1,954,523

$3,695,540

Historically participants could direct their contributions (both employer and employee contributions) to invest in any combination of the following. However, effective April 1, 2001, employer matching contributions are only made in Company common stock and may not be redirected.

Westmoreland Common Stock – Newly issued Westmoreland Coal Company common stock is issued at the prevailing price on the open market. The Westmoreland Common Stock Fund held 317,991 and 239,360 shares of Westmoreland common stock at December 31, 2003 and 2002, respectively. The market value of the stock on these dates was $17.50 and $11.75 per share, respectively.

Westmoreland Preferred Stock – This fund provides the participant the option to invest in Westmoreland Coal Company preferred stock, which offers a cumulative dividend that is preferential to its common stock. Any cash dividends paid are used to purchase additional shares of Westmoreland preferred stock. The Westmoreland Preferred Stock Fund held 12,223 and 9,800 shares of Westmoreland preferred stock at December 31, 2003 and 2002, respectively. The market value of the stock on these dates was $38.50 and $32.50 per share, respectively.

Temporary Investment Funds – These funds hold temporary cash investments maintained by the custodian pending the purchase of or investment in participant directed investments.

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Guaranteed Income Fund – This fixed income fund invests in a diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Connecticut General Life Insurance Company’s General Account.

Janus Adviser Balanced Account – This fund seeks long-term capital growth consistent with preservation of capital and balanced by current income. The fund assets are shifted between growth and income components of the funds’ portfolio, based on portfolio management’s analysis of relevant market, financial, and economic conditions.

S&P 500 Index Fund – This fund seeks to provide long-term growth of capital and income by resembling the composition of the S&P 500 index.

Large Cap Value/John A. Levin & Co. Fund – This fund seeks to consistently achieve appreciation, capture high rates of return and avoid major losses while remaining fully invested in the market. The investment style of the fund emphasizes the preservation of capital, avoidance of risk and control of volatility.

Large Cap Growth/Morgan Stanley Fund – This fund seeks to provide capital appreciation with minimal focus on income by investing in predominantly equity securities.

Small Cap Growth/Times Square Fund – This fund seeks to achieve long-term capital appreciation by investing in both common and preferred stock of U.S. companies. The fund focuses on growing companies with new product developments or technological breakthroughs.

Small Cap Value/Berger Fund – This fund seeks to provide long-term capital appreciation by investing primarily in the common stocks of well-established companies located outside the U.S.

CIGNA Lifetime Funds – All CIGNA Lifetime funds are funds that change with a person’s age and seek to provide appropriate asset allocations based on the person’s age. All of the funds invest in a mix of small cap stock, large cap stock, global international stock, and fixed income securities. Additionally, the allocation between stocks and bonds changes.

International Blend/Bank of Ireland Fund – This fund seeks to provide long-term capital appreciation by investing primarily in the common stocks of well-established companies located outside of the U.S.

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(7)    Changes in Net Assets Available for Distribution to Participants by Investment Alternative for the
         Year Ended December 31, 2003

	Participant Directed Funds	Westmoreland Common Stock Fund	Westmoreland Preferred Stock Fund	Total

Net assets available for distribution to participants at December 31, 2002	$9,405,505	2,817,108	318,510	12,541,123

Additions (deductions) to net assets attributed to:
Company contributions	--	1,197,459	--	1,197,459
Employee contributions	2,496,603	310,412	110,356	2,917,371
Employee rollover contributions	77,592	1,700	776	80,068
Investment income:
Interest and dividends	110,873	2,631	7,447	120,951
Net appreciation of investments, including realized and unrealized gains and losses	1,954,523	1,672,182	68,835	3,695,540
Distributions to participants	(691,642)	(215,845)	(27,312)	(934,799)
Administrative expenses	(5,482)	(5,833)	(343)	(11,658)
Participant directed common/preferred stock	92,876	(88,504)	(4,372)	--

Increase in net assets available for distribution to participants	4,035,343	2,874,202	155,387	7,064,932

Net assets available for distribution to participants at December 31, 2003	$13,440,848	5,691,310	473,897	19,606,055

Activity in participant directed funds and the Westmoreland Preferred Stock Fund are participant directed. Activity in the Westmoreland Common Stock Fund includes both participant and non-participant directed investments. A distinction between participant and non-participant directed assets is not maintained, therefore the presentation above for the Westmoreland Common Stock Fund has been reported as non-participant directed.

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(8)    Forfeitures

Forfeitures due to a participant’s withdrawal prior to full vesting of employer contributions are used to reduce the Company’s contributions. Forfeitures in 2003 and 2002 were $0 and $366, respectively. As of December 31, 2003, forfeited nonvested accounts totaled $720.

(9)    Risks and Uncertainties

The Plan provides for various investment options in common collective trusts and stock funds. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts presented in the statements of net assets available for distributions to participants.

Schedule 1

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES'
SAVINGS/RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, or other similar party	Fair value

Equity securities:
* Westmoreland Preferred Stock, 12,223 shares	$470,592
* Westmoreland Common Stock, 317,991 shares (historical cost basis - $4,463,880)	5,564,840
* Temporary Investment Fund	129,775

6,165,207

Common/collective trust funds:
* Guaranteed Income Fund	2,010,386
* CIGNA Lifetime 60 Fund	105,514
* CIGNA Lifetime 50 Fund	782,276
* CIGNA Lifetime 40 Fund	826,227
* CIGNA Lifetime 30 Fund	823,170
* CIGNA Lifetime 20 Fund	681,745
* Janus Adviser Balanced Account	1,230,344
* S&P 500 Index Fund	2,005,806
* Large Cap Value/John A. Levin & Co. Fund	782,132
* Large Cap Growth/Morgan Stanley Fund	1,121,226
* Small Cap Growth/Times Square Fund	927,170
* Small Cap Value/Berger Fund	996,087
* International Blend/Bank of Ireland Fund	332,115

12,624,198
Participant loans (interest rates ranging from 5.75% to 10.5%)	713,884

Total investments	$19,503,289

* Denotes party-in-interest

Note: Information on cost of investments is excluded for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Schedule 2

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES'
SAVINGS/RETIREMENT PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2003

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

CIGNA	Westmoreland Coal Company common stock	$1,400,941	NA	NA	NA	1,400,941	1,400,941	--
CIGNA	Westmoreland Coal Company common stock	--	127,470	--	--	76,210	127,470	51,260

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Westmoreland Coal Company and Affiliated Companies Employees Savings/Retirement Plan

July 12, 2004	/s/Lorna M. Souther
Date	Lorna M. Souther
Plan Administrator

Exhibit Index

Exhibit No.

23	Consent of KPMG LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Westmoreland Coal Company and Affiliated Companies:

We consent to the incorporation by reference in the registration statement (No. 333-56904) on Form S-8 of Westmoreland Coal Company of our report dated July 8, 2004 relating to the statements of net assets available for distribution to participants of the Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan as of December 31, 2003 and 2002, and the statement of changes in net assets available for distribution to participants for the year ended December 31, 2003 and the related schedules, which report appears in the December 31, 2003 annual report on Form 11-K of the Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan.

KPMG LLP

Denver, Colorado
July 8, 2004